UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

41 Chalton Street

London NW1 1JD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Annual General Meeting Results

On June 29, 2022, Cazoo Group Ltd (the “Company”) held its Annual General Meeting of Shareholders (the “AGM”).

As of the close of business on June 6, 2022, the record date for the AGM, 760,872,476 shares of the Company’s Class A ordinary shares were outstanding and entitled to vote at the AGM and each such Class A ordinary share was entitled to one vote on each proposal at the AGM. At the AGM, the holders of 461,216,722 shares of the Company’s Class A ordinary shares were represented in person or by proxy, constituting a quorum.

Set forth below are the proposals voted on at the AGM, and the final vote tabulation as certified by the Inspector of Election. Each proposal was described in greater detail in the shareholder materials furnished with the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on June 13, 2022.

Proposal 1 – Ordinary Resolution – Increase of Authorised Share Capital:

The shareholders approved that the authorised share capital of the Company be increased:

FROM: US$215,500 divided into 1,100,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each, 1,000,000,000 Class C ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each,

TO: US$325,500 divided into 2,200,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each, 1,000,000,000 Class C ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

The votes for, votes against, votes abstained and broker non-votes are set forth below:

(a) Votes for: 459,489,699

(b) Votes against: 1,710,300

(c) Votes abstained: 16,723

(d) Broker non-votes: 0

Proposal 2 – Ordinary Resolution – Election of Class I Directors:

The shareholders elected each of the Board’s three Class I director nominees. The votes for, votes withheld and broker non-votes for each nominee are set forth below:

(a) Alex Chesterman

(i) Votes for: 458,526,330

(ii) Votes withheld: 2,690,392

(iii) Broker non-votes: 0

(b) David Hobbs

(i) Votes for: 459,581,477

(ii) Votes withheld: 1,635,245

(iii) Broker non-votes: 0

(c) Moni Mannings

(i) Votes for: 459,581,979

(ii) Votes withheld: 1,634,743

(iii) Broker non-votes: 0

Proposal 3 – Ordinary Resolution - Ratification of Independent Auditors:

The shareholders ratified the appointment of the Company’s independent registered auditors for the year ending December 31, 2022 and until the Company’s 2023 annual general meeting of shareholders. The votes for, votes against and votes abstained are set forth below:

(a) Votes for: 461,199,187

(b) Votes against: 16,836

(c) Votes abstained: 699

Based on the foregoing votes, the shareholders approved Proposals 1, 2 and 3.

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333- 260711) of the Company (including the prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: July 1, 2022	By:	/s/ Stephen Morana
Stephen Morana
Chief Financial Officer

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